MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

82-1235

Ref: L3138
27 January 2004

[redacted]
04012725

Mr Howard E. Goldberg
Division of Corporate Finance
United States Securities Exchange Commission
WASHINGTON DC 20649
United States of America

Dear Mr Goldberg

For your records please find enclosed announcements to the Australian Stock Exchange as follows:

16/12/03	Tsumkwe, Namibia – delineation possible kimberlite intrusion.
17/12/03	Tsumkwe, Namibia –2nd coincident gravity/magnetic anomaly
07/01/04	Telfer Gold Project – JV, Barrick Gold of Australia Limited
22/01/04	Quarterly Report – December 03
23/01/04	Appendix 3Z – J J Moore
27/01/04	Tsumkwe, Namibia – 23 kimberlitic pyrope garnets

Yours sincerely
MOUNT BURGESS MINING N.L.

Jan Forrester
Company Secretary

encl.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

16 December 2003

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

DIAMOND EXPLORATION

TSUMKWE, Namibia

EPL's 2012, 2014, 2817, 2818, 2819, 3019 and 3020

(In joint venture between MTB (Namibia) (Proprietary) Ltd 90% and Kimberlite Resource (Pty) Ltd 10%)

The Company is pleased to report that a coincident gravity and magnetic "low" geophysical anomaly has been discovered at the Tsumkwe diamond project (see plan attached). The target is located on a subtle ENE - WSW trending structure which intersects a major ESE - WNW trending regional structure some 1.5 kilometres to the north. **The anomaly is interpreted to represent an intrusive body some 325 metres in width and is considered to be in an ideal structural setting for a kimberlite-type intrusion, however, only drilling will confirm whether or not the anomaly is a kimberlite.**

The geophysical anomaly was found from the assessment and interpretation of recent ground gravity surveys and aeromagnetic surveys over a 45 km long zone which is considered likely to host the primary source of previously discovered surface loam G10 garnets and the diamond/G10 garnet discovered in drillhole NAM 352 in September 2003.

Although percussion drilling has now ceased at Tsumkwe for the Christmas period, drill testing of this anomaly and other high priority targets will recommence in early January 2004.

Yours faithfully,

J J Moore
Director

All information in this report pertaining to exploration results, together with any related assessments and interpretations, has been approved for release by Mr J J Moore, B (App) Sc.,M.Aus.I.M.M., a qualified geologist and full-time employee of the Company, with more than five years experience in the field being reported on.

* Plan


500m
Gravity
Aeromag

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

17 December 2003

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

DIAMOND EXPLORATION - SECOND COINCIDENT GRAVITY & MAGNETIC ANOMALY DELINEATED AT TSUMKWE PROJECT

EPL's 2012, 2014, 2817, 2818, 2819, 3019 and 3020, Namibia
(In joint venture between MTB (Namibia) (Proprietary) Ltd 90% and Kimberlite Resource (Pty) Ltd 10%)

Further to yesterdays announcement to the ASX, the Company is pleased to report that a **second** coincident gravity and magnetic "low" geophysical anomaly has been delineated at the Tsumkwe diamond project (see plan attached).

The anomaly is located approximately 12 km SSE of the previously reported anomaly and is also considered to lie in an ideal structural setting for a kimberlite-type intrusion. The target is slightly elongate, measures about 450 metres across and is located on the northern flank of a major ESE-WNW trending regional structure.

This anomaly will also be drilled in early January 2004.

Yours faithfully,
J J Moore
Director

All information in this report pertaining to exploration results, together with any related assessments and interpretations, has been approved for release by Mr J J Moore, B (App) Sc.,M.Aus.I.M.M., a qualified geologist and full-time employee of the Company, with more than five years experience in the field being reported on.


500m
Gravity
Aeromag

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

7 January 2004

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

TELFER GOLD PROJECT

AGREEMENT TO ENTER INTO A JOINT VENTURE WITH BARRICK GOLD OF AUSTRALIA LIMITED

This is to inform you that the Company (MTB) has reached an agreement in principle with Barrick Gold of Australia Limited (BGAL) to enter into a joint venture in respect of its Telfer tenements.

A total of nineteen tenements consisting of some 222 sq kms are held within the Telfer Gold project, fourteen of which, mainly covering Tim's Dome and East Thompson's Dome, will immediately fall within the joint venture. The remaining five tenements will be subject to an option to subsequently fall within the joint venture for no further consideration.

Within the fourteen tenements, four mining leases covering East Thompson's Dome are currently subject to a joint venture between MTB (62%) and Newmont Exploration Pty Ltd (Newmont) (38%). The principle conditions of the BGAL joint venture are as follows:

(1) Newmont has agreed to abate its 38% equity in the four mining leases in which it is currently a joint venture partner to a 1% net smelter royalty, thereby leaving MTB at this point in time with 100% equity in all of the nineteen tenements in the Telfer project.

(2) BGAL then, subject to condition (4) and to the tenements being in good standing, has the right to earn 51% equity in the fourteen tenements by spending a total of $5 million over the next five years.

(3) BGAL has the option to include for no further consideration, the remaining five tenements.

(4) BGAL will spend a minimum of $1 million within the first year, after which BGAL can withdraw.

(5) MTB will have a one-off election to contribute pro-rata once BGAL has earned its 51% equity, otherwise BGAL can increase its equity to 75% by free carrying MTB

(6) If BGAL withdraws prior to spending $5 million it shall be deemed that BGAL has no further interest in the project.

(7) BGAL will ensure minimum project expenditure requirements are met until it has earned its 51%.

It is expected that work will commence on the project as soon as seasonal weather conditions permit.

Yours faithfully

N R FORRESTER
Chairman and Managing Director

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

QUARTERLY REPORT

31 December 2003

Highlights

AUSTRALIA

TELFER GOLD PROJECT

Joint Venture Agreement signed with Barrick Gold of Australia Limited.

AFRICA

TSUMKWE DIAMOND EXPLORATION PROJECT - NAMIBIA

Delineation of further indicator mineral anomalies from results of loam sampling and reconnaissance drilling.

KIHABE BASEMETALS PROJECT - BOTSWANA

Further encouraging basemetals results from RC drilling at the Kihabe prospect with drillhole KIH7 returning 76 metres @ 3.0% Zn, 1.63% Pb and 96.7 g/t Ag.

MOUNT BURGESS MINING N.L.

REPORT FOR THE QUARTER ENDED 31 DECEMBER 2003

AUSTRALIA

TELFER GOLD PROJECT
(Mount Burgess Mining N.L. 100%)

During the quarter negotiations were conducted by the Company (MTB) with Barrick Gold of Australia Limited (BGAL) in respect of MTB's nineteen Telfer tenements, consisting of some 222 sq.kms. These negotiations culminated in reaching an agreement in principle, as announced to the market on 7 January 2004, as follows:

(1) Newmont Exploration Pty Ltd has agreed to abate its 38% equity in the four mining leases in which it is currently a joint venture partner with MTB to a 1% net smelter royalty, thereby leaving MTB at this point in time with 100% equity in all nineteen tenements in the Telfer project.

(2) BGAL then, subject to condition (4) and to the tenements being in good standing, has the right to earn 51% equity in fourteen of the tenements by spending a total of $5 million over the next five years.

(3) BGAL has the option to include for no further consideration, the remaining five tenements.

(4) BGAL will spend a minimum of $1 million within the first year, after which BGAL can withdraw.

(5) MTB will have a one-off election to contribute pro-rata once BGAL has earned its 51% equity, otherwise BGAL can increase its equity to 75% by free carrying MTB through to a decision to mine.

(6) If BGAL withdraws prior to spending $5 million it shall be deemed that BGAL has no further interest in the project.

(7) BGAL will ensure minimum project expenditure requirements are met until it has earned its 51%.

Project data is currently being reviewed by BGAL and it is expected that work will commence at Telfer as soon as seasonal weather conditions permit.

AFRICA

DIAMOND EXPLORATION
TSUMKWE, Namibia
EPL's 2012, 2014, 2817, 2818, 2819, 3019 and 3020
(In joint venture between MTB (Namibia) (Proprietary) Ltd 90% and Kimberlite Resources (Pty) Ltd 10%)
EPL's 3021 and 3022
(MTB (Namibia) (Proprietary) Ltd 100%)

Exploration work during the quarter consisted of loam sampling, sampling the base of the Kalahari

Loam Sampling

Seventy nine loam samples were collected and 140 loam samples were processed for heavy mineral separation and binocular microscopy.

Drill Sampling

Thirty one holes were drilled for 1,391 metres to sample the base of the Kalahari cover. Three hundred and twenty eight drill samples were processed for heavy mineral separation and binocular microscopy.

Sampling Results

A full summary of results received from the above sample loam and drill processing, is as follows:

Drilling

Results from drillholes drilled during the quarter.

Drillhole	Drillhole Interval	Garnet Classification	Grain Size
RRD 1	5-10m	2xClass 6	+0.4mm to -0.8mm
	16-21m	1xClass 6	+0.4mm to -0.8mm
NAM423	25-26m	1xClass 6	+0.4mm to -0.8mm
	26-27m	2xClass 6	+0.4mm to -0.8mm
	31-32m	2xClass 6	+0.4mm to -0.8mm
	35-40m	1xClass 5	+0.4mm to -0.8mm
NAM424	5-10m	1xClass 6	+0.4mm to -0.8mm
	15-20m	2xClass 6	+0.4mm to -0.8mm
NAM425	20-25m	1xClass 6	+0.4mm to -0.8mm
NAM426	5-10m	2xClass 6	+0.4mm to -0.8mm
NAM427	15-20m	1xClass 6	+0.4mm to -0.8mm

Results from drillholes drilled prior to the quarter.

Drillhole	Drillhole Interval	Garnet Classification	Grain Size
NAM141	13-17m	1xClass 6	+0.4mm to -0.8mm
NAM366	5-10m	1xClass 5	+0.4mm to -0.8mm
NAM367	0-4m	1xClass 5	+0.4mm to -0.8mm
NAM368	0-5m	1xClass 6	+0.4mm to -0.8mm
NAM385	10-15m	1xClass 5	+0.4mm to -0.8mm
	15-20m	2xClass 6	+0.4mm to -0.8mm
NAM389	0- 5m	1xClass 5	+0.4mm to -0.8mm

Loam Sampling

Results from samples collected during the quarter.

Drillhole	Garnet Classification	Grain Size
NN 2348	1xClass 5	+0.4mm to -0.8mm
NN 2357	4xClass 6	+0.4mm to -0.8mm
NN 2358	1xClass 6	+0.4mm to -0.8mm
NN 2359	2xClass 6	+0.4mm to -0.8mm
NN 2360	2xClass 6	+0.4mm to -0.8mm
NN 2361	6xClass 6	+0.4mm to -0.8mm
NN2373	1xClass 5	+0.4mm to -0.8mm

Results from samples collected prior to the quarter.

Drilling Specific Geophysical Anomalies

Twenty one geophysical anomalies were drilled for a total of 849 metres.

Ground Gravity Surveys

52.8 square kilometres were covered by ground gravity surveys.

Two coincident gravity and magnetic "low" geophysical anomalies (as announced to the Australian Stock Exchange on 16 and 17 December 2003) were delineated as a result of gravity surveys conducted over areas that are likely to host a primary source for previously discovered G10 garnets recovered from loam samples and also the diamond and G10 garnet discovered in drillhole NAM 352, in September 2003. These have subsequently been drilled and have proven not to be kimberlites.

Drilling and collection of gravity over further targets in this area will continue in this quarter.

BASEMETALS EXPLORATION

KIHABE, Botswana
PL 69/2003
(Mount Burgess Mining N.L. 100%)

Drilling continued during the quarter on the above project and significant zinc, lead and silver results were received from drillhole KIH7, which was drilled 1.6 km along strike from drillholes KIH 1, 2 and 4 as announced to the Stock Exchange in the previous quarterly report.

A summary of those results is as follows:

Drillhole	Depth (m)	Intersection Width (m)	* Zn Value	Pb Value	Cu Value	Ag Value	As Value	Cd Value
KIH7	23-24	1		5.78%		83.0 g/t	247.0 g/t	
	39-41	2	2.60%			10.0 g/t	207.5 g/t	
	45-46	1	2.36%	1.50%		17.0 g/t	177.0 g/t	65.0 g/t
	47-48	1	4.03%	1.80%		23.0 g/t	194.0 g/t	93.0 g/t
	53-54	1	2.12%	4.28%		113.0 g//t	587.0 g/t	72.0 g/t
	57-133	**76**	**3.01%**	**1.63%**		**96.7 g/t**	**275.2 g/t**	**80.3 g/t**
Includes	57-58	1	2.94%	1.40%		35.0 g/t	805.0 g/t	
	58-60	2	7.38%	3.08%		164.5 g/t	498.5 g/t	227.0 g/t
	60-61	1	2.59%				276.0 g/t	
	62-65	3	3.79%			89.0 g/t	319.7 g/t	
	65-67	2	4.29%	4.78%		1,365.0 g/t	740.5 g/t	
	67-69	2	3.40%			134.0 g/t	718.5 g/t	
	72-73	1	2.03%					
	74-76	2	4.52%					113.5 g/t
	77-78	1	2.68%					
	83-85	2	3.18%	1.96%		21.3 g/t	361.7 g/t	221.0 g/t
	85-88	3	3.70%	1.96%		21.3 g/t	361.7 g/t	221.0 g/t
	88-90	2	2.30%	1.72%		30.0 g/t	551.5 g/t	115.0 g/t
	90-91	1	5.51%			18.0 g/t	169.0 g/t	273.0 g/t
	91-92	1	2.27%			62.0 g/t	255.0 g/t	
	95-96	1		6.12%	2.45%	1,780.0 g/t	66.0 g/t	
	99-105	6	2.64%	1.94%		54.2 g/t	174.0 g/t	80.2 g/t
	105-110	5	6.36%	3.62%		62.8 g/t	582.2 g/t	153.8 g/t
	110-112	2	3.10%	1.15%		36.5 g/t	395.0 g/t	120.5 g/t
	115-117	2	3.20%	1.28%		14.5 g/t	145.5 g/t	158.0 g/t
	117-120	3	2.67%			12.0 g/t	134.0 g/t	95.7 g/t
	120-122	2	3.36%	2.95%		26.0 g/t	314.0 g/t	70.0 g/t
	122-123	1		3.91%		22.0 g/t	133.0 g/t	
	123-127	4	2.58%	3.02%		20.3 g/t	257.8 g/t	59.5 g/t
	[illegible]	[illegible]	2.73%	1.80%		26.7 g/t	256.7 g/t	63.3 g/t

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**MOUNT BURGESS MINING N.L.**
ABN	**31 009 067 476**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	JEFFREY MOORE
Date of last notice	7 JANUARY 2002
Date that director ceased to be director	22 JANUARY 2004

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
350,000 Ordinary Fully Paid Shares. 500,000 Unlisted Options exercisable @ $0.25 expiring on 31 December 2005.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Superannuation Fund Investment – held by Perpetual Trustee Company Limited	400,000 Ordinary Fully Paid Shares

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

27 January 2004

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

DIAMOND EXPLORATION

TSUMKWE, Namibia

EPL's 2012, 2014, 2817, 2818, 2819, 3019 and 3020

(In joint venture between MTB (Namibia) (Proprietary) Ltd 90% and Kimberlite Resources (Pty) Ltd 10%)

The Company is pleased to announce that a significantly elevated number of pyrope garnets (23 in total) have been visually identified as kimberlitic by the Company's mineral sorters. The garnets were recovered from percussion drillhole NAM395 which was drilled at the Tsumkwe Diamond Project. Of particular interest is the interval between 85m and 90m from which 16 garnets were recovered.

A full summary of results follows:

Drillhole	Drillhole Interval	Garnet Classification *	Grain Size
NAM395	65-70m	1xClass 6	+0.4mm to -0.8mm
	70-75m	1xClass 6	+0.4mm to -0.8mm
	80-85m	2xClass 6	+0.4mm to -0.8mm
	85-90m	7xClass 5	+0.4mm to -0.8mm
		9xClass 6	+0.4mm to -0.8mm
	90-95m	3xClass 6	+0.4mm to -0.8mm

The pyrope garnets were recovered from the bottom portions of the sedimentary Kalahari Formation which contacts with volcanic basement rocks at 95 metres depth.

NAM395 is located some 12 km down palaeo slope and WSW of NAM352, a drillhole from which the Company has previously recovered a diamond and a G10 garnet from the interval between 28m and 30m. NAM352 intersected volcanic basement rocks at a depth of 41 metres.

Yours faithfully

N R FORRESTER
Chairman and Managing Director

* The surface textures of the Class 5 garnets are interpreted to show slight abrasion whereas the Class 6 garnets are interpreted to exhibit moderate to extensive abrasion. Neither the Class 5 or Class 6 garnets show evidence of the original mineral surface. The categorisation of wear to the mineral surface is used as a general guide to the understanding of the transportation history of the mineral grains.

... pertaining to exploration results, together with any related assessments and